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Prospectus Supplement to Prospectus dated September 8, 2000

$2,054,482,000

SLM Student Loan Trust 2000-4

Issuer

SLM Funding Corporation

Seller

Sallie Mae Servicing Corporation

Servicer

Floating Rate Student Loan-Backed Securities

        On September 26, 2000, the trust will issue:

	Class A-1 Notes	Class A-2 Notes	Class B Notes
Principal	$1,290,950,000	$691,625,000	$71,907,000
Interest Rate	3-month LIBOR plus 0.05%	3-month LIBOR plus 0.16%	3-month LIBOR plus 0.55%
Maturity	July 25, 2008	January 25, 2012	July 25, 2016

The trust will make payments quarterly beginning October 25, 2000, primarily from collections on a pool of student loans. The trust will pay principal first pro rata to the class A-1 notes until paid in full, second pro rata to the class A-2 notes until paid in full and third pro rata to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal of the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering some of the notes through the underwriters at the prices shown below, when and if issued. $500,000,000 of the notes will not be offered by the underwriters. They will be sold directly to affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated who will act as placement agent. We intend to apply for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-14 of this supplement and on page 20 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of USA Education, Inc., the seller, Sallie Mae, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Seller
Per Class A-1 Note	100.00%	0.24737%	99.75263%
Per Class A-2 Note	100.00%	0.24737%	99.75263%
Per Class B Note	100.00%	0.32250%	99.67750%

We expect total proceeds to the seller from all sales to be $2,049,345,804.15 before deducting expenses payable by the seller estimated to be $1,054,729.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Chase Securities Inc.	Goldman, Sachs & Co.

Banc of America Securities LLC
Credit Suisse First Boston
J.P. Morgan & Co.
Merrill Lynch & Co.

September 12, 2000

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on September 15, 2000 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000092838500002551/0000928385-00-002551-0001.txt. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing